SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) informs its shareholders and the market in general that, on this date, the acquisitions, by its subsidiary Furnas, of the stakes that Cemig Geração e Transmissão S/A (“CEMIG GT”) holds in Retiro Baixo Energética S.A. (“Retiro Baixo”) and Baguari Energia S.A. (“Baguari Energia”).

The acquisitions are in line with Eletrobras' strategic objective, simplifying its structure, growing with profitability and reinforcing its leadership in renewables. With the completion of the acquisitions, Eletrobras will indirectly hold a 98.9% interest in the Retiro Baixo Hydroelectric Power Plant and 100% of the Baguari Hydroelectric Power Plant.

The Retiro Baixo Hydroelectric Plant is located on the lower course of the Paraopeba River, between the municipalities of Curvelo and Pompéu, in the State of Minas Gerais, with an installed capacity of 81.1 MW and 34.8 MW of physical guarantee. The Baguari1 Consortium operates the Baguari Hydroelectric Plant, located on the bed of the Doce River, in the city of Governador Valadares, in the State of Minas Gerais, with an installed capacity of 140.0 MW and 81.9 MW of physical guarantee.

The two UHEs came from the December 2005 auction, have a long-term contract with the ACR and have GSF SP 97 insurance, which contributes to greater predictability of the Company's cash flow.

The above operations consist of the acquisitions of:

(i) 49.90% equity interest in Retiro Baixo, for R$ 200 million, directly held by CEMIG GT; and

(ii) 69.38% equity interest in Baguari Energia, for R$ 393 million. This participation corresponds to a 34% interest in UHE Baguari.

According to Wilson Ferreira, CEO of Eletrobras: “This transaction represents another important step in the simplification of Eletrobras, reducing the number of SPEs as planned, reinforcing our presence in renewable energy and confirming our leadership in energy transition through the efficient management of strategic assets.”

The closing of the transaction is conditioned to the fulfillment of certain conditions precedent that are common to this type of transaction, including the appropriate consents. With such acquisitions, Eletrobras, through its subsidiary Furnas, will now hold the share control of Retiro Baixo and Baguari Energia, starting to consolidate them in its Financial Statements. Thus, it will proportionally add R$79 million to EBITDA (expected 2023), for an enterprise value (Enterprise Value) of R$ 582 million. With this operation, the Company increases its proportional installed capacity by 88.5 MW and starts consolidating assets with R$ 202 million in EBITDA.

The Company will keep its shareholders and the market in general duly informed, pursuant to applicable regulations.

Rio de Janeiro, April 14, 2023

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

1 Baguari Energia is a special purpose company that currently owns 49% of the UHE Baguari Consortium (“Baguari Consortium”)

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.